SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3, and NYSE: TSU), based on news published by the media, stating that "TIM loses the administrative appeal worth 550 million Euros", and in light of the impact occurred in the market, hereby informs the general public the following:

In March 2011, TIM Celular, as the successor of TIM Nordeste (formerly Maxitel after the merger with TIM Nordeste Telecomunicações), received tax assessment notice issued by the Federal Tax Bureau, worth about R$1.26 billion related to alleged debt of Corporate Income Tax and Social Contribution on Profits on various substantive and procedural issues, among them, but not limited to questions about the effects of corporate restructuring operations performed as well as the alleged breach of ancillary obligations. That assessment was timely challenged by the Company.

In April 2012, a decision was made at the first administrative level confirming integrally the assessment notice, as expected. A final administrative decision shall rest with the Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais - CARF), for which an appeal has been already presented.

It is worth mentioning that the CARF is establishing favorable precedents to taxpayers in similar cases that compose the assessment performed (tax planning, corporate restructuring and its effects, deductibility of goodwill on acquisitions etc.), which is why we confirm Company's understanding that is not likely to have chances of loss in this process.

Rio de Janeiro, August 20th, 2012.

Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 20 , 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.